# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUS HENDERSON GROUP PLC, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0000930413-26-001914
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, (212) 451-3000

## Reporting persons
- Nelson Peltz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter W. May: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trian Fund Management, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (13% of the class)
- Trian Fund Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trian Partners AM Holdco II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: JANUS HENDERSON GROUP PLC
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment:
This Amendment No. 19 ("Amendment No. 19") amends and supplements the Schedule 13D filed with the SEC on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, as amended by Amendment No. 9 filed on March 9, 2022, as amended by Amendment No. 10 filed on March 31, 2022, as amended by Amendment No. 11 filed on November 15, 2022, as amended by Amendment No. 12 filed on June 2, 2023, as amended by Amendment No. 13 filed on May 2, 2025, as amended by Amendment No. 14 filed on October 27, 2025, as amended by Amendment No. 15 filed on December 22, 2025, as amended by Amendment No. 16 filed on March 24, 2026, as amended by Amendment No. 17 filed on May 12, 2026 ("Amendment No. 17"), and as amended by Amendment No. 18 filed on June 18, 2026 ("Amendment No. 18") (as amended, the "Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Items 4, 5, and 6 of the Schedule 13D are hereby amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 30, 2026, the transactions contemplated by the Agreement and Plan of Merger, dated December 21, 2025 (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 24, 2026 and the side letter agreement, dated as of June 16, 2026, the "Merger Agreement"), by and among Parent, Merger Sub and the Issuer were consummated. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger"), and the Issuer continued as the surviving company and converted to a private limited company incorporated under the laws of Jersey and changed its name from "Janus Henderson Group plc" to "Janus Henderson Group Ltd.". At the effective time of the Merger (the "Effective Time"), each ordinary share, par value $1.50 per share, of the Issuer (an "Ordinary Share" and collectively, the "Ordinary Shares") outstanding immediately prior to the Effective Time (except for Ordinary Shares held by Parent and as otherwise provided in the Merger Agreement) was converted into the right to receive $52.00 per share in cash, without interest (the "Merger Consideration").

Immediately prior to the Effective Time, Trian Partners AM Holdco II, Ltd. and certain other funds affiliated with Trian Fund Management, L.P. ("Trian") contributed 25,136,205 Ordinary Shares to Jupiter Topco LLC ("Topco") in exchange for equity interests of Topco of equivalent value. All other Ordinary Shares beneficially owned by the Reporting Persons were converted into the right to receive the Merger Consideration.

Also immediately prior to the Effective Time, each member of the Issuer's board of directors, including Brian Baldwin and Josh Frank, each a Partner at Trian, resigned from and ceased serving on the Issuer's board of directors.

As a result of the Merger, the Ordinary Shares will no longer be listed on The New York Stock Exchange and will be deregistered under Section 12(b) of the Exchange Act. Additionally, as a result of the Merger, the Reporting Persons no longer beneficially own any Ordinary Shares, though each of the Reporting Persons retains an equity interest in the surviving company through its beneficial ownership of equity interests of Topco.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented by adding the following at the end thereof:

Except as set forth in Items 4 and 6, which information is incorporated herein by reference, and in Amendment No. 17 and Amendment No. 18, which information is incorporated herein by reference, there have been no new transactions by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 19.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

On June 30, 2026, as a result of the consummation of the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Ordinary Shares

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (06/30/2026)
- Peter W. May: /s/ Peter W. May, Peter W. May (06/30/2026)
- Trian Fund Management, L.P.: /s/ Peter W. May, Peter W. May Member of the General Partner of the Reporting Person (06/30/2026)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Peter W. May Member (06/30/2026)
- Trian Partners AM Holdco II, Ltd.: /s/ Peter W. May, Peter W. May Director (06/30/2026)